EXHIBIT 99.2
Haemacure Corporation
Incorporated under the Canada Business Corporations Act

                                  CONSOLIDATED BALANCE SHEETS

                                                      As at           As at
                                                    April 30,      October 31,
                                                      2001            2000
                                                        $               $
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                                                   (Unaudited)      (Audited)

ASSETS
Current assets
Cash and cash equivalents                              800,869       7,072,703
Temporary investments                                  905,810       2,168,436
Accounts receivable                                  3,326,765       2,867,787
Inventories                                          3,200,220       3,107,368
Prepaid expenses                                       415,612         298,431
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                                                     8,649,276      15,514,725
Capital assets                                      12,714,628       7,485,393
Other assets                                         7,758,395       8,523,192
Deferred foreign exchange loss                         380,503         326,821
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                                                    29,502,802      31,850,131
===============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank indebtedness (note 2)                           1,162,475               -
Accounts payable and accrued liabilities             4,961,106       3,956,454
Current portion of long-term debt                        1,692          18,276
Current portion of other liabilities                 3,815,518       3,627,532
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                                                     9,940,791       7,602,262
Long-term debt                                         978,459         950,913
Other liabilities                                    8,036,551       7,656,391
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                                                    18,955,801      16,209,566
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Shareholders' equity
Share capital                                       82,563,828      82,563,828
Additional paid-in capital                             830,000         830,000
Deficit                                            (72,846,827)    (67,753,263)
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                                                    10,547,001      15,640,565
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                                                    29,502,802      31,850,131
===============================================================================

See accompanying notes to the interim consolidated financial statements

Haemacure Corporation

                         CONSOLIDATED STATEMENTS OF OPERATIONS



                                        Three months                 Six months
                                      ended April 30,              ended April 30,
(Unaudited)                         2001          2000           2001          2000
                                      $             $              $             $
---------------------------------------------------------------------------------------

Revenues
Sales                             4,653,987     3,234,390      8,760,292     5,730,031
Investment income (loss)             16,390       (11,218)        28,923       214,175
---------------------------------------------------------------------------------------
                                  4,670,377     3,223,172      8,789,215     5,944,206
---------------------------------------------------------------------------------------

Expenses
Cost of sales, selling and
 marketing expenses               4,425,062     3,628,221      8,650,659     6,536,144
General and administrative        1,289,714     1,257,815      2,742,224     2,380,624
Research and development            550,035       489,987      1,017,310       606,706
Amortization of capital
 and other assets                   447,725       451,130        894,906       900,435
Interest on other liabilities       245,181       185,847        479,362       370,803
Foreign exchange (gain) loss              -       (60,195)             -        26,325
Interest on long-term debt           14,288        13,120         28,923        26,024
Other financial expenses             44,954             -         45,406            66
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                                  7,016,959     5,965,925     13,858,790    10,847,127
---------------------------------------------------------------------------------------
Loss before income taxes         (2,346,582)   (2,742,753)    (5,069,575)   (4,902,921)
Provision for income taxes           11,553           535         23,989        17,635
---------------------------------------------------------------------------------------
Net loss                         (2,358,135)   (2,743,288)    (5,093,564)   (4,920,556)
=======================================================================================
Basic and diluted loss
 per common share                     (0.10)        (0.17)         (0.21)        (0.31)
=======================================================================================

See accompanying notes to the interim consolidated financial statements

Haemacure Corporation


                       CONSOLIDATED STATEMENTS OF DEFICIT


Six months ended April 30,
(Unaudited)                                            2001             2000
                                                         $                $
-------------------------------------------------------------------------------

Deficit at beginning of period                       67,753,263      52,471,562
Net loss for the period                               5,093,564       4,920,556
-------------------------------------------------------------------------------
Deficit at end of period                             72,846,827      57,392,118
===============================================================================

See accompanying notes to the interim consolidated financial statements

Haemacure Corporation


                           CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                  Three months                 Six months
                                                ended April 30,              ended April 30,
(Unaudited)                                   2001          2000           2001          2000
                                                $             $              $             $
-------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net loss                                   (2,358,135)   (2,743,288)    (5,093,564)   (4,920,556)
Items not affecting cash
  Amortization of capital assets               65,326        68,731        130,109       135,638
  Amortization of other assets                382,399       382,399        764,797       764,797
  Accrued interest on long-term debt           14,090        11,910         28,414        23,200
  Accrued interest on
   other liabilities                          245,181       185,847        479,362       370,803
  Foreign exchange (gain) loss                 (4,258)      (14,318)       (15,991)        7,953
  Unrealized foreign exchange
   loss (gain)                                 23,196          (908)        35,102        (3,477)
-------------------------------------------------------------------------------------------------
                                           (1,632,201)   (2,109,627)    (3,671,771)   (3,621,642)
Net change in non-cash working capital
 balances related to operations               563,968       562,616        335,640    (1,708,276)
-------------------------------------------------------------------------------------------------
Cash flows from operating activities       (1,068,233)   (1,547,011)    (3,336,131)   (5,329,918)
-------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase in bank indebtedness               1,162,475             -      1,162,475             -
Share issue costs                              (3,883)            -              -             -
Issuance of common shares                           -        25,000              -        25,000
Repayment of long-term debt                      (398)      (12,742)       (17,451)      (25,707)
-------------------------------------------------------------------------------------------------
Cash flows from financing activities        1,158,194        12,258      1,145,024          (707)
-------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Disposition of temporary investments          920,741     2,914,211      1,262,626     6,967,543
Acquisition of capital assets              (2,092,028)   (1,150,799)    (5,359,344)   (1,156,234)
-------------------------------------------------------------------------------------------------
Cash flows from investing activities       (1,171,287)    1,763,412     (4,096,718)    5,811,309
-------------------------------------------------------------------------------------------------

Effect of exchange rate changes
 on cash and cash equivalents                   4,258        14,318         15,991        (7,953)
-------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents    (1,077,068)      242,977     (6,271,834)      472,731
Cash and cash equivalents at beginning
 of period                                  1,877,937     1,650,915      7,072,703     1,421,161
-------------------------------------------------------------------------------------------------
Cash and cash equivalents at end
 of period                                    800,869     1,893,892        800,869     1,893,892
=================================================================================================

Supplemental information
Interest paid                                  22,599         1,210         22,910         2,824
Income taxes paid                              11,597        17,100         24,033        34,200
-------------------------------------------------------------------------------------------------

See accompanying notes to the interim consolidated financial statements

Haemacure Corporation


       NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS


April 30, 2001
(Unaudited)


1.   Basis of Presentation

     In 2001, the Corporation applied the new recommendations of the Canadian Institute of Chartered Accountants with respect to the preparation of interim financial statements. These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the Corporation's most recent annual consolidated financial statements, except as indicated in note 3 below. All disclosures required for annual consolidated financial statements have not been included in these financial statements. Therefore, these interim consolidated financial statements should be read in conjunction with the Corporation's most recent annual consolidated financial statements.

     The Corporation's activities since incorporation have been to perform research and development, establish offices and its sales network, build research facilities, sell its products, and raise capital. The Corporation has not realized a profit since its inception and there can be no assurance that it will either achieve or maintain profitability in the future. The Corporation may require additional financing to fund its expected growth and ongoing operations. Such funding may come from internally-generated cash flow, from additional equity financing, whether by way of private placement or public offering, through a strategic alliance or from other sources. No assurance can be given that such funding will be available.

     The balance sheet as at October 31, 2000 has been derived from the audited financial statements as at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

     For further information, refer to the consolidated financial statements and footnotes thereto for the year ended October 31, 2000.


2.   Bank indebtedness

     The Corporation has a US operating line of credit equivalent to approximately C $ 6 million, based on eligible accounts receivable which bears interest at US prime rate plus 2% (effective rate as at April 30, 2001: 9.5%). This line of credit is collateralized by accounts receivable and inventories. As at April 30, 2001, the Corporation has drawn an amount of $1.16 million against the line of credit.


3.   Loss per Share Data

     During the period, the Corporation retroactively adopted the recently revised recommendations of the Canadian Institute of Chartered Accountants regarding earnings per share. The principles for calculating basic earnings per share are consistent with previous recommendations; however, diluted earnings per share are now calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding is calculated assuming that the proceeds from the exercice of options are used to repurchase common shares at the average price for the period. No adjustment is made to net income for imputed interest in calculating dilutive earnings per share as under the old method. There was no impact on the diluted loss per share for the periods presented.

                                  Three months                Six months
                                ended April 30,             ended April 30,
                              2001          2000          2001          2000
                                $             $             $             $
--------------------------------------------------------------------------------

Net loss for the
 period                    (2,358,135)   (2,743,288)   (5,093,564)   (4,920,556)

Weighted average
 number of outstanding
 common shares             24,232,950    16,010,639    24,232,950    16,010,639

Basic and diluted
 loss per common share          (0.10)        (0.17)        (0.21)        (0.31)


4.   Stock Option Plan

     A summary of the situation as at April 30, 2001 of the Corporation's fixed-price stock option plan and the changes made during the six months period then ended is shown below:

                                                                        Weighted
                                                                        average
                                                                        exercice
                                                           Options       price
                                                         -----------------------


     Outstanding options, as at October 31, 2000          1,111,800       4.47
     Granted                                                533,800       1.95
     Cancelled                                             (152,044)      3.72
     ---------------------------------------------------------------------------
     Outstanding options, as at April 30, 2001            1,493,556       3.64
     ---------------------------------------------------------------------------
     Exercisable options, as at April 30, 2001              956,556
     ===========================================================================

5.   Segment disclosures

     The Corporation considers it is operating in only one segment, which is the sector related to the market of acute surgical wound care. The Corporation allocates sales to individual countries according to the location of the customers.

      Geographic information

                                     Sales                   Capital assets
                            -----------------------    -------------------------
                              For the six months          As at         As at
                                ended April 30,         April 30,    October 31,
                              2001          2000          2001          2000
                                $             $             $             $
     ---------------------------------------------------------------------------

     Canada                         -             -       756,756       829,427
     United States          8,760,292     5,730,031       286,392       298,077
     England                        -             -    11,671,480     6,357,889
     ---------------------------------------------------------------------------
                            8,760,292     5,730,031    12,714,628     7,485,393
     ===========================================================================